ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

March 8, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Amendment No. 1 to Form S-1

Filed on February 22, 2012 (File No. 333-178707)

Dear Ms. Barros:

We are writing to respond to your comment letter dated March 6, 2012 concerning Pre-Effective Amendment No. 1 to the Form S-1 registration statement (the “Pre-Effective Amendment”) filed on behalf of ProShares Trust II (the “Registrant”) on February 22, 2012. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Pre-Effective Amendment.

General

1.	We note your response to comment 1 of our letter dated January 18, 2012. Please note that we have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Response: Thank you. We will await any further comments from the Division of Investment Management.

2.	We note your revised disclosure on page 18 that states that the Funds’ counterparties for forward contracts are: Deutsche Bank AG, UBS AG, Goldman Sachs International and Societe Generale. Since you have not commenced operations for the Funds, please explain how you have entered into these counterparty arrangements. If the Trust has entered into arrangements with these counterparties, and the Funds may enter into forwards pursuant to the Trust’s arrangements, please revise your disclosure to describe such arrangements by the Trust.

Response: Although the Funds have not commenced trading or investment activities, each Fund has been established as a legal entity and may enter into agreements on its own behalf. Prior to the effectiveness of the registration statement to which the Pre-Effective Amendment relates, each Fund will be added to the Registrant’s

International Swaps and Derivatives Association (“ISDA”) Master Agreement with each of the listed counterparties and may enter into forward contracts with such counterparties at the time the Fund commences investment activities. Each Fund enters into the ISDA Master Agreement severally, not jointly. We have clarified the first sentence of the penultimate paragraph in the section “Risk Factors – The Funds may be subject to counterparty risks” to read:

As of the date of this prospectus, the Funds’ counterparties for forward contracts may include: Deutsche Bank AG, UBS AG, Goldman Sachs International and Societe Generale.

3.	Please tell us why you have removed the disclosure regarding the initial Authorized Participant. We note that these Funds have yet to commence operations.

Response: We had removed this disclosure for consistency with the Registrant’s registration statements on Form S-1 and S-3 for funds of the Registrant that have already been in existence. As these Funds have yet to commence operations, we can and will add the disclosure regarding the Authorized Participant. Thus, the disclosure in “Plan of Distributions – Authorized Participants” and “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter” will be revised as shown below (the name of the initial authorized participant will be included in the revised EDGAR filing in place of [Name of initial Authorized Participant]):

Authorized Participants

The Funds continuously offer Shares in Creation Units to Authorized Participants. It is expected that the initial Authorized Participant will, subject to certain terms and conditions, make minimum initial purchases of at least two initial Creation Units of each Fund at an initial price per Share of $40.00. A Fund will not commence trading unless and until the initial Authorized Participant effects the minimum initial purchase with respect to such Funds. Following the initial purchases by the initial Authorized Participant, Shares of the Funds will be offered to Authorized Participants in Creation Units at each Fund’s respective NAV. On the day that the initial Authorized Participant purchases the initial Creation Unit of a Fund, such Fund’s initial NAV per Share will be established as of the times indicated under the section “Creation and Redemption of Shares — Creation Procedures — Determination of Required Payment”.

Authorized Participants, including the initial Authorized Participant, may offer to the public, from time to time, Shares of a Fund from any Creation Units they create. Shares of a Fund offered to the public by Authorized Participants are offered at a per Share market price that varies depending on, among other factors, the trading price of the Shares of each Fund on the NYSE Arca, the NAV per Share and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. Additionally, the price at which an Authorized Participant sells a Share may be higher or lower than the price paid by such Authorized Participant in connection with the creation of such Share in a Creation Unit. Authorized Participants do not receive from any Fund, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public, although investors are expected to be charged a customary commission by their brokers in connection with the purchase and sale of Shares that varies from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

As of the date of this Prospectus, ABN Amro, Banca IMI Securities Corp., BNP Paribas Securities Corp., Credit Suisse Securities USA LLC, Deutsche Bank Securities Inc., EWT, LLC, Goldman, Sachs & Co., Goldman Sachs Execution & Clearing, L.P., J.P. Morgan Securities Inc., Knight Clearing Services LLC, Newedge USA LLC, Nomura Securities International, Inc., RBC Capital Markets Corp., SG Americas Securities, LLC, Timber Hill, LLC, UBS Securities LLC, Virtu Financial BD LLC and Wedbush Morgan Securities, Inc. have each executed an Authorized Participant Agreement and are the only Authorized Participants.

The initial Authorized Participant with respect to the Funds is expected to be [Name of initial Authorized Participant].

Likelihood of Becoming a Statutory Underwriter

Each Fund will issue Shares in Creation Units to Authorized Participants from time to time in exchange for cash. Because new Shares can be created and issued on an ongoing basis at any point during the life of each Fund, a “distribution,” as such term is used in the 1933 Act, will be occurring. The initial Authorized Participant or an Authorized Participant, other broker-dealer firm or its client could be deemed a statutory underwriter, and thus would be subject to the prospectus-delivery and liability provisions of the 1933 Act, if it purchased a Creation Unit from each Fund, broke the Creation Unit down into the constituent Shares and sold the Shares to its customers; or if it chose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. For example, [Name of initial Authorized Participant], as initial Authorized Participant for the Funds would be a statutory underwriter with respect to its purchase of initial Creation Units of the Funds as described above.

Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the 1933 Act.

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We hope that these responses and the revised disclosures adequately address your comments. To assist with your review, we have attached a blacklined copy of the changed pages of the registration statement marked to reflect all changes from the Pre-Effective Amendment. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

cc:	Sandra B. Hunter, Esq. (SEC)